                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                    BURNS INTERNATIONAL SERVICES CORPORATION
                           (Name of Subject Company)

                  SECURITAS ACQUISITION CORPORATION  (OFFEROR)
                      SECURITAS AB (AFFILIATE OF OFFEROR)
                           (Names of Filing Persons)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  122374-10-1
                     (Cusip Number of Class of Securities)

              THOMAS BERGLUND, PRESIDENT & CHIEF EXECUTIVE OFFICER
                                  SECURITAS AB
                       Lindhagensplan 70, P.O. Box l2307
                          SE-102 28 Stockholm, Sweden
                             Phone:  46-8-657-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   A COPY TO:
                      DUNNINGTON, BARTHOLOW & MILLER, LLP
                      Attention: Frederick W. London, Esq.
                             Promenade Office Park
                  4165 East Thousand Oaks Boulevard, Suite 101
                        Westlake Village, CA  91362-3810


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1
[ ] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 7, 2000 (the "Schedule TO") by Securitas Acquisition Corporation, a Delaware corporation ("Purchaser"), and Securitas AB, a joint stock company organized under the laws of Sweden ("Securitas"). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding common stock, par value $0.01 per share, including the associated rights to purchase Series A Participating Cumulative Preferred Stock (the "Shares"), of Burns International Services Corporation, a Delaware corporation (the "Company"), at a purchase price of $21.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), which are annexed to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Amendment No. 1 to the Schedule TO is being filed on behalf of the Purchaser and Securitas.





ITEM 11.  ADDITIONAL INFORMATION


     Item 11 is hereby amended and supplemented by adding the following to the end thereof:

     The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder applicable to the purchase of the Shares
pursuant to the Offer expired on August 19, 2000.   The expiration of this
waiting period satisfies one of the conditions to the Offer.



ITEM 12.  EXHIBITS


     Item 12 is hereby amended and supplemented to include the following additional exhibit:

     (a)(7)(i) Press Release of Securitas, dated August 20, 2000

ITEM 12.  EXHIBITS

EXHIBIT
-------
*(a)(1)    Offer to Purchase, dated August 7, 2000
*(a)(2)    Letter of Transmittal.
*(a)(3)    Notice of Guaranteed Delivery.
*(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7)    Press Release of Securitas, dated August 3, 2000.
 (a)(7)(i) Press Release of Securitas, dated August 20, 2000
*(a)(8)    Summary Advertisement.
*(b) Revolving Credit Facility Summary Terms and Conditions, dated as of August 2, 2000, between Securitas, Deutsche Bank AG, Deutsche Bank Luxembourg S.A. and the Banks listed on Schedule I thereto.
*(c)       Not Applicable.
*(d)(1) Agreement and Plan of Merger, dated as of August 3, 2000, by and between the Company, Securitas and Purchaser.
*(d)(2) Stockholders Agreement, dated as of August 3, 2000, by and between Purchaser and certain stockholders of the Company.
*(d)(3) Stock Option Agreement, dated as of August 3, 2000, by and between Securitas and the Company.
*(d)(4) Confidentiality Agreement, dated September 28, 1998, by and between Securitas and the Company.
*(e)       None.
*(f)       Not Applicable.
*(g)       None.
*(h)       Not Applicable.

_________________
* Previously filed

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2000

                        SECURITAS ACQUISITION CORPORATION


                        By: /s/ Hakan Winberg
                            --------------------------------------------

                        Name:    Hakan Winberg
                        Title:   Executive Vice President and
                                 Chief Financial Officer



                        SECURITAS AB


                        By:  /s/ Thomas Berglund
                            --------------------------------------------
                        Name:    Thomas Berglund
                        Title:   President and Chief Executive Officer